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                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

               (LOGO CHINA EASTERN AIRLINES CORPORATION LIMITED)

     (A joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock code: 670)

                                  ANNOUNCEMENT

      On 4th August, 2004, the Company, Jiangsu Asset Management, Jiangsu Aviation Group and Nanjing Investment Company entered into the Agreement, pursuant to which the registered capital of CEA Jiangsu, a subsidiary of the Company, will be increased by RMB52.80 million (approximately HK$49.81 million), representing 6% of the enlarged registered capital of CEA Jiangsu, and Nanjing Investment Company will make the capital contribution to CEA Jiangsu in accordance with the terms of the Agreement.

AGREEMENT

On 4th August, 2004, the Company, Jiangsu Asset Management, Jiangsu Aviation Group and Nanjing Investment Company entered into the Agreement.

Pursuant to the Agreement, the registered capital of CEA Jiangsu will be increased by RMB52.80 million (approximately HK$49.81 million) (representing approximately 6.38% of the existing registered capital, and 6% of the enlarged registered capital, of CEA Jiangsu) from RMB827.20 million to RMB880 million, and Nanjing Investment Company will make the capital contribution by transferring the land use rights to certain portions of land, occupying a total of approximately 150,000 square metres, on which the Nanjing Lukou Airport is located to CEA Jiangsu within six months after the date of the Agreement. Such land use rights were, as far as the Directors understand, originally allocated by the PRC State to Nanjing Investment Company, and have been evaluated by an independent State-approved valuer to amount to, in aggregate, approximately RMB55.34 million. The Agreement does not contain any condition precedent.

As at the date of the Agreement, the registered capital of CEA Jiangsu, a subsidiary of the Company, was interested as to approximately 66.56% by the Company, approximately 25.41% by Jiangsu Asset Management and approximately 8.03% by Jiangsu Aviation Group, and was represented as follows:

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          Company          Jiangsu Asset              Jiangsu Aviation
                             Management                    Group

          66.56%              25.41%                       8.03%

                            CEA Jiangsu

Immediately after completion of the transactions under the Agreement, the registered capital of CEA Jiangsu will (as represented as follows) be interested as to approximately 62.56% by the Company, approximately 23.89% by Jiangsu Asset Management, approximately 7.55% by Jiangsu Aviation Group and 6% by Nanjing Investment Company. CEA Jiangsu will continue to be a subsidiary of the Company.

          Company     Jiangsu Asset    Jiangsu Aviation    Nanjing Investment
                       Management          Group               Company

          62.56%        23.89%             7.55%                 6%

                               CEA Jiangsu

Jiangsu Asset Management is a substantial shareholder of CEA Jiangsu and, other than this shareholding relationship, is not otherwise a connected person of the Company for the purposes of the Listing Rules or otherwise connected with the Company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Jiangsu Aviation Group, Nanjing Investment Company and their respective ultimate beneficial owner(s) are third parties independent of the Company and its connected persons (as defined in the Listing Rules), and are not connected persons of the Company.

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GENERAL

The Company and CEA Jiangsu are principally engaged in the civil aviation business. Jiangsu Asset Management and Jiangsu Aviation Group are, as far as the Directors understand, both investment companies. Nanjing Investment Company is principally engaged in the businesses of capital management, investment, property development and related businesses.

The total asset value of CEA Jiangsu as at 31st December, 2003, audited in accordance with International Financial Reporting Standards, was approximately RMB1,734 million. No valuation on the assets of CEA Jiangsu has been conducted. The net profits (before taxation and extraordinary items) of CEA Jiangsu for the two financial years ended 31st December, 2002 and 2003, audited in accordance with International Financial Reporting Standards, were approximately RMB93 million and approximately RMB71 million, respectively. The audited net profits (after taxation) of CEA Jiangsu for the above two financial years were approximately RMB68.38 million and approximately RMB14.66 million, respectively.

As mentioned above, Nanjing Investment Company will, pursuant to the Agreement, make the capital contribution to CEA Jiangsu by injecting the land use rights to certain portions of land occupying a total of approximately 150,000 square metres on which the Nanjing Lukou Airport is located. This may enlarge the site of the Nanjing Lukou Airport on which CEA Jiangsu operates, and is therefore expected to enhance the market share of CEA Jiangsu in the Nanjing civil aviation industry, and may, in turn, be beneficial to the Company. The transaction is not expected to result in any significant gain or loss to be recognised in the Company's income statement.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"         means the agreement dated 4th August, 2004 entered into
                    between the Company, Jiangsu Asset Management, Jiangsu
                    Aviation Group and Nanjing Investment Company;

"CEA Jiangsu"       means [Chinese Characters] (China Eastern Airlines Jiangsu
                    Company Limited), a company established in the PRC;

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Company"            means [Chinese Characters] (China Eastern Airlines
                    Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

"Directors"         means the directors of the Company;

"HK$"               means Hong Kong dollars, the lawful currency of Hong Kong;

"Jiangsu Asset      means [Chinese Characters](Jiangsu Provincial State Trust
Management"         Asset Management Group Company Limited), a company
                    established in the PRC;

"Jiangsu Aviation   means [Chinese Characters] (Jiangsu Aviation Business Group
Group"              Company Limited), a company established in the PRC;

"Listing  Rules"    means the Rules Governing the Listing of Securities on The
                    Stock Exchange of Hong Kong Limited;

"Nanjing Investment means [Chinese Characters] (Nanjing Municipality Investment
Company"            Company), a third party independent of the Company;

"PRC"               means The People's Republic of China; and

"RMB"               means Renminbi, the lawful currency of the PRC.
                             By order of the board of the Directors
                                     CHINA EASTERN AIRLINES
                                      CORPORATION LIMITED

                                          LUO ZHUPING

                               Director and Company Secretary

The board of the Directors as at the date hereof comprises of:

Ye Yigan (Chairman, Non-executive Director)
Li Fenghua (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the PRC
4th August, 2004

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